Jackson L. Morris

Attorney at Law

Admitted in Florida and Georgia

October 7, 2021

Delivered by the EDGAR System

Office of Trade Services
Division of Corporation Finance
US. Securities and Exchange Commission
Washington, DC 20549

Attn: Scott Anderegg and Katherine Bagley

Re:	CLStv Corp.
Amendment No. 2 to Offering Statement on Form 1-A
Filed September 20, 2021
File No. 024-11522

Ladies and Gentlemen:

Thank you for your comment letter dated October 4, 2021. Filed concurrently herewith is Amendment No. 2 to the above referenced offering statement responsive to your comments.

My apology for causing Amendment No. 1 to be filed with an aggregate offering price of $25 million. I was advised (now it seems, unreliably) that the Tier I limit had been raised to that amount when the Tier II limit was raised to $75 million.

Your comments have been addressed in this amendment, as follows:

Cover Page

1. The aggregate offering amount has been restored to $20,000,000. The percentage offered by the selling stockholders totals 22.5%. The subscription agreement (Exhibit 4.1) has been amended to reflect 15,500,000 shares at a price of $0.10 per share.

Exhibit Index, page 16

2. The opinion re: legality has been amended to cover both the shares offered by the registrant and shares offered by selling stockholders.

Thank you for your prompt attention this amendment. Believing that your comments have been fully satisfied, the registrant will be immediately following the filing submitting a request for qualification.

Very truly yours,

Jackson L. Morris

cc:	Darryl M. Sanders, Chief Executive Officer, CLStv Corp.
Galenfeha, Inc.
By email to rt@ryantisko.com

Admitted in Florida and Georgia

Office Address - 3116 W. North A Street, Tampa, Florida

Mailing Address - 126 21st Avenue SE ® St. Petersburg, Florida 33705

Telephone (813) 892-5969 ® Fax 800-310-1695 ® Skype jackson.morris.tampa

e-mail: jackson.morris@rule144solution.com ® jackson.morris@verizon.net

www.Rule144Solution.com